

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Yixin Mei
Chief Financial Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 Qinglong Hutong, Dongcheng District
Beijing, 100007
The People's Republic of China

> **Re: ChinaEdu Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 14, 2014**
> **File No. 005-83714**

Dear Mr. Yixin:

We have reviewed your amended filing and supplemental response and have the following comments.

Exhibit (a)(1)

Summary Term Sheet, page 1

Shareholder Vote Required to Approve and Authorize the Merger Agreement…, page 5

1. We note your response to prior comment 24. Please revise to provide tabular disclosure of the aggregate shares entitled to vote at the extraordinary general meeting by category, including Rollover Shareholders, unaffiliated shareholders and officers and directors who are not Rollover Shareholders. In addition, please disclose the percentage held by each group based on the aggregate number of shares permitted to vote on each proposal to be voted on at your extraordinary general meeting.

Special Factors, page 24

Background of the Merger, page 24

2. We note your response to prior comment 9. Please revise your disclosure to provide the Independent Committee's consideration of the factors identified by McGraw-Hill Education October 6, 2013 analysis in assessing procedural and substantive fairness of the transaction to unaffiliated security holders. Specifically, the factors McGraw-Hill

Education identified as supporting its conclusion that the June 20, 2013 offer undervalued the company.

3. We note your disclosure that McGraw-Hill Education failed to propose any alternative merger or buyout proposal of its own. Please tell us when the Independent Committee first urged McGraw-Hill Education to propose an alternative merger or buyout proposal. Please disclose why McGraw-Hill Education chose not to submit such a proposal.

Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors, page 34

4. Please revise to disclose net book value per share as of the most recent practicable date.

Position of the Buyer Group as to the Fairness of the Merger, page 38

5. We note your response to prior comment 35. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). McGraw-Hill Education's discussion and analysis should include any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Specifically, we note that the McGraw Hill Education's analysis does not appear to fully address the factors described in clauses (i) through (vi) and clause (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Discussion of all of these factors would appear particularly material to a shareholder's voting decision given McGraw-Hill's conclusion that the transaction is substantively fair notwithstanding its statements referred to elsewhere in the proxy statement that the June 20 Proposal undervalues the Company.

You may contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director